# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NAVAN, INC., CIK 0001639723
CUSIP: 639193101
Title of class of securities: Class A Common Stock, par value $0.00000625 per share
Address of issuer's principal executive offices: 3045 Park Boulevard, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001602573

## Reporting persons
- Lightspeed Venture Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,365,502; sole dispositive power 0; shared dispositive power 23,365,502; aggregate amount beneficially owned 23,365,502 (10% of the class)
- Lightspeed Affiliates X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 192,885; sole dispositive power 0; shared dispositive power 192,885; aggregate amount beneficially owned 192,885 (0.1% of the class)
- Lightspeed General Partner X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,558,387; sole dispositive power 0; shared dispositive power 23,558,387; aggregate amount beneficially owned 23,558,387 (10.1% of the class)
- Lightspeed Ultimate General Partner X, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,558,387; sole dispositive power 0; shared dispositive power 23,558,387; aggregate amount beneficially owned 23,558,387 (10.1% of the class)
- Lightspeed Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,780,989; sole dispositive power 0; shared dispositive power 4,780,989; aggregate amount beneficially owned 4,780,989 (2% of the class)
- Lightspeed General Partner Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,780,989; sole dispositive power 0; shared dispositive power 4,780,989; aggregate amount beneficially owned 4,780,989 (2% of the class)
- Lightspeed Ultimate General Partner Opportunity Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,780,989; sole dispositive power 0; shared dispositive power 4,780,989; aggregate amount beneficially owned 4,780,989 (2% of the class)
- Lightspeed Strategic Partners I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 587,965; sole dispositive power 0; shared dispositive power 587,965; aggregate amount beneficially owned 587,965 (0.3% of the class)
- Lightspeed Strategic Partners General Partner I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 587,965; sole dispositive power 0; shared dispositive power 587,965; aggregate amount beneficially owned 587,965 (0.3% of the class)
- Lightspeed Strategic Partners Ultimate General Partner I L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 587,965; sole dispositive power 0; shared dispositive power 587,965; aggregate amount beneficially owned 587,965 (0.3% of the class)
- Lightspeed Venture Partners Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,859,595; sole dispositive power 0; shared dispositive power 14,859,595; aggregate amount beneficially owned 14,859,595 (6.4% of the class)
- Lightspeed General Partner Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,859,595; sole dispositive power 0; shared dispositive power 14,859,595; aggregate amount beneficially owned 14,859,595 (6.4% of the class)
- Lightspeed Ultimate General Partner Select II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,859,595; sole dispositive power 0; shared dispositive power 14,859,595; aggregate amount beneficially owned 14,859,595 (6.4% of the class)
- Lightspeed Venture Partners Select III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,134,518; sole dispositive power 0; shared dispositive power 6,134,518; aggregate amount beneficially owned 6,134,518 (2.6% of the class)
- Lightspeed General Partner Select III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,134,518; sole dispositive power 0; shared dispositive power 6,134,518; aggregate amount beneficially owned 6,134,518 (2.6% of the class)
- Lightspeed Ultimate General Partner Select III, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,134,518; sole dispositive power 0; shared dispositive power 6,134,518; aggregate amount beneficially owned 6,134,518 (2.6% of the class)

## Item 1. Issuer
Name of issuer: NAVAN, INC.
Address of issuer's principal executive offices: 3045 Park Boulevard, Palo Alto, CA, 94306.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Lightspeed Venture Partners X, L.P. ("Lightspeed X")
Lightspeed Affiliates X, L.P. ("Lightspeed Affiliates X")
Lightspeed General Partner X, L.P. ("LGP X")
Lightspeed Ultimate General Partner X, Ltd. ("LUGP X")
Lightspeed Opportunity Fund, L.P. ("Opportunity")
Lightspeed General Partner Opportunity Fund, L.P. ("LGP Opportunity")
Lightspeed Ultimate General Partner Opportunity Fund, Ltd. ("LUGP Opportunity")
Lightspeed Strategic Partners I L.P. ("Strategic")
Lightspeed Strategic Partners General Partner I L.P. ("LGP Strategic")
Lightspeed Strategic Partners Ultimate General Partner I L.L.C. ("LUGP Strategic")
Lightspeed Venture Partners Select II, L.P. ("Lightspeed Select II")
Lightspeed General Partner Select II, L.P. ("LGP Select II")
Lightspeed Ultimate General Partner Select II, Ltd. ("LUGP Select II")
Lightspeed Venture Partners Select III, L.P. ("Lightspeed Select III")
Lightspeed General Partner Select III, L.P. ("LGP Select III")
Lightspeed Ultimate General Partner Select III, Ltd. ("LUGP Select III")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Lightspeed Venture Partners
2200 Sand Hill Road
Menlo Park, CA 94025
Citizenship:
Lightspeed X Cayman Islands
Lightspeed Affiliates X Cayman Islands
LGP X Cayman Islands
LUGP X Cayman Islands
Opportunity Cayman Islands
LGP Opportunity Cayman Islands
LUGP Opportunity Cayman Islands
Strategic Cayman Islands
LGP Strategic Cayman Islands
LUGP Strategic Cayman Islands
Lightspeed Select II Cayman Islands
LGP Select II Cayman Islands
LUGP Select II Cayman Islands
Lightspeed Select III Cayman Islands
LGP Select III Cayman Islands
LUGP Select III Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities includes (i) 23,365,502 shares of Class A common stock directly held by Lightspeed X; (ii) 192,885 shares of Class A common stock directly held by Affiliates X; (iii) 4,780,989 shares of Class A common stock directly held by Opportunity; (iv) 587,965 shares of Class A common stock directly held by Strategic; (v) 14,859,595 shares of Class A common stock directly held by Lightspeed Select II; and (vi) 6,134,518 shares of Class A common stock directly held by Lightspeed Select III. Collectively, the Reporting Persons beneficially own an aggregate of 49,921,454 shares of Class A common stock.

LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of each of Lightspeed X and Affiliates X. LUGP Opportunity serves as the sole general partner of LGP Opportunity, which serves as the sole general partner of Opportunity. LUGP Strategic serves as the sole general partner of LGP Strategic, which serves as the sole general partner of Strategic. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. LUGP Select III serves as the sole general partner of LGP Select III, which serves as the sole general partner of Lightspeed Select III.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference. Collectively, the Reporting Persons beneficially own 21.4% of the common stock of the Issuer. The foregoing percentages are based upon 233,339,369 shares of Class A common stock outstanding as of December 8, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on December 15, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Lightspeed Venture Partners X, L.P.: /s/ Ravi Mhatre, See Note 1 (02/17/2026)
- Lightspeed Affiliates X, L.P.: /s/ Ravi Mhatre, See Note 1 (02/17/2026)
- Lightspeed General Partner X, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner X, Ltd., its General Partner, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Ultimate General Partner X, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Opportunity Fund, L.P.: /s/ Ravi Mhatre, See Note 2 (02/17/2026)
- Lightspeed General Partner Opportunity Fund, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Opportunity Fund, Ltd., its General Partner, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Ultimate General Partner Opportunity Fund, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Strategic Partners I L.P.: /s/ Ravi Mhatre, See Note 3 (02/17/2026)
- Lightspeed Strategic Partners General Partner I L.P.: /s/ Ravi Mhatre, By Lightspeed Strategic Partners Ultimate General Partner I L.L.C., its General Partner, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Strategic Partners Ultimate General Partner I L.L.C.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Venture Partners Select II, L.P.: /s/ Ravi Mhatre, See Note 4 (02/17/2026)
- Lightspeed General Partner Select II, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select II, Ltd., its General Partner, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Ultimate General Partner Select II, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Venture Partners Select III, L.P.: /s/ Ravi Mhatre, See Note 5 (02/17/2026)
- Lightspeed General Partner Select III, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select III, Ltd., its General Partner, By Ravi Mhatre, Director (02/17/2026)
- Lightspeed Ultimate General Partner Select III, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (02/17/2026)
Comment: Note 1: By Lightspeed General Partner X, L.P., its General Partner, By Lightspeed Ultimate General Partner X, Ltd., its General Partner, By Ravi Mhatre, Director

Note 2: By Lightspeed General Partner Opportunity Fund, L.P., its General Partner, By Lightspeed Ultimate General Partner Opportunity Fund, Ltd., its General Partner, By Ravi Mhatre, Director

Note 3: By Lightspeed Strategic Partners General Partner I L.P., its General Partner, Lightspeed Strategic Partners Ultimate General Partner I L.L.C., its General Partner, By Ravi Mhatre, Director

Note 4: By Lightspeed General Partner Select II, L.P., its General Partner, By Lightspeed Ultimate General Partner Select II, Ltd., its General Partner, By Ravi Mhatre, Director

Note 5: By Lightspeed General Partner Select III, L.P., its General Partner, By Lightspeed Ultimate General Partner Select III, Ltd., its General Partner, By Ravi Mhatre, Director